SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 02 February, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Kate Thomson appointed bp CFO and joins board dated 02 February 20424

Exhibit 1.1

press release

2 February 2024

Kate Thomson appointed bp chief financial officer and joins board

The board of bp today announced that Kate Thomson has been appointed bp chief financial officer and will join bp's board, both with immediate effect. Kate has been interim chief financial officer since September 2023.

Helge Lund, bp chair commented: "I am delighted to confirm Kate's appointment as CFO and welcome her to the board. She has a detailed understanding of bp and the energy and finance sectors, combined with deep technical expertise. Her record of finance leadership together with her performance as interim CFO have clearly demonstrated her suitability to become bp's permanent CFO. The board looks forward to working with Kate and Murray as we continue with the execution of bp's strategy."

Kate Thomson said: "It's a privilege to become CFO and to join bp's board.  We've made great progress through the past few years in strengthening bp, and I have no doubt this will continue. I'm excited about how we can continue to drive bp's focus on delivery and growing value as we work towards hitting our targets for 2025."

Before taking on the role of interim CFO, Kate had been bp's senior vice president, finance for production & operations, responsible for the financial stewardship of and commercial partnering with the business globally. She has been with bp since 2004, previously holding a number of senior financial roles, including group treasurer and group head of tax.

Before joining bp, Kate had worked in professional services firms including with Ernst & Young in M&A tax and as group head of tax for Charter plc. She has been a member of the board of Aker BP since 2016 and also serves on the boards of a number of bp Group companies. She is a qualified chartered accountant and is a member of the Institute of Chartered Accountants in England and Wales (ICAEW).

Notes:
●
Kate Thomson's remuneration arrangements will include:
  -
Annual salary of £800,000;
  -
Provisions relating to bonus opportunity, bonus deferral and performance shares in accordance with BP's 2023 remuneration policy as approved by shareholders; and
  -
A cash allowance in lieu of pension equal to 20% of base salary, in accordance with BP's 2023 remuneration policy and aligned with the majority of the wider UK workforce.
●
There are no additional matters that require disclosure under 9.6.13R of the UK Listing Rules.

Further information:
bp press office, London: bppress@bp.com, 07831 095541
This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 February 2024
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary